INTEGRATED DISTRIBUTION SOLUTIONS, LLC

BALANCE SHEET

	March 31		December 31,
	2005	2004	2004
	(Unaudited)		(Audited)
	U.S. $ in thousands
A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	$11,145	$4,927	$9,372
Accounts receivable:
Trade	4,630	5,462	8,249
Other	192	169	126
T o t a l current assets	15,967	10,560	17,747
PROPERTY, PLANT AND EQUIPMENT, net	546	487	548
SOFTWARE DEVELOPMENT COSTS, net	2,492	2,772	2,699
	19,005	13,817	20,994
Liabilities and shareholders’ equity
CURRENT LIABILITIES:
Accounts payable and accruals:
Trade	863	576	272
Other	694	940	1,115
Deferred revenues	11,462	7,514	13,005
Declared dividend distribution			1,000
T o t a l current liabilities	13,019	9,030	15,392
SHAREHOLDERS’ EQUITY:
Retained earnings	5,986	4,787	5,602
T o t a l shareholders’ equity	5,986	4,787	5,602
	$19,005	$13,817	$ 20,994

INTEGRATED DISTRIBUTION SOLUTIONS, LLC

STATEMENTS OF INCOME

	Three months ended		Year ended
	March 31	March 31	December 31,
	2005	2004	2004
	(Unaudited)		(Audited)
	U.S. $ in thousands (except per unit data)
REVENUES:
Product sales	$2,930	$ 2,960	$17,488
Services and projects	5,532	4,829	20,497
T o t a l revenues	8,462	7,789	37,985
COST OF REVENUES:
Cost of product sales	1,930	1,736	10,489
Cost of services and projects	1,993	1,636	6,847
T o t a l cost of revenues	3,923	3,372	17,336
GROSS PROFIT	4,539	4,417	20,649
RESEARCH AND DEVELOPMENT
EXPENSES – net	(749)	(665)	(2,896)
SELLING AND MARKETING EXPENSES	(203)	(118)	(520)
GENERAL AND ADMINISTRATIVE EXPENSES	(3,248)	(1,886)	(8,333)
T o t a l operating expenses	(4,200)	(2,669)	(11,749)
INCOME FROM OPERATING	339	1,748	8,900
FINANCIAL INCOME (EXPENSES) - net	45	0	43
NET INCOME FOR THE PERIOD	$384	$1,748	$8,943
EARNINGS PER UNIT:	37.64	171.34	876.75
WEIGHTED AVERAGE NUMBER OF UNITS
USED IN COMPUTATION OF EARNINGS
PER UNIT – in thousands:	10	10	10

INTEGRATED DISTRIBUTION SOLUTIONS, LLC

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2005

U . S . $ i n t h o u s a n d s	Total

BALANCE AT JANUARY 1, 2005	5,602
CHANGES DURING THE THREE MONTH PERIOD ENDED MARCH 31, 2005:
Net Income	384
BALANCE AT MARCH 31, 2005	5,986

INTEGRATED DISTRIBUTION SOLUTIONS, LLC

STATEMENTS OF CASH FLOWS

	Three months ended		Year ended
	March 31		December 31,
	2005	2004	2004
	(Unaudited)		(Audited)
	U.S. $ in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$384	$1,748	$8,943
Adjustments required to reconcile net income
to net cash provided by operating activities:
Depreciation and amortization, net	309	251	986
Changes in operating asset and liabilities:
Decrease (increase) in accounts receivable:
Trade (including the non-current portion)	61	(280)	(3,067)
Other	(67)	30	74
Decrease (increase) in accounts
payable and accruals:
Trade	169	(663)	(792)
Increase (decrease) in deferred revenues	2,016	535	6,026
Net cash provided by operating activities	2,872	1,621	12,170
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant, equipment
and other assets	(29)	(6)	(158)
Capitalization of software development costs	(70)	(153)	(731)
Net cash used in investing activities	(99)	(159)	(889)
CASH FLOWS FROM FINANCING ACTIVITIES:
Dividends paid	(1,000)	(142)	(5,516)
Net cash used in investing activities	(1,000)	(142)	(5,516)
INCREASE (DECREASE) IN CASH
AND CASH EQUIVALENTS	1,773	1,320	5,765
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	9,372	3,607	3,607
BALANCE OF CASH AND CASH EQUIVALENTS AT END OF PERIOD	$11,145	$4,927	$9,372

INTEGRATED DISTRIBUTION SOLUTIONS, LLC

NOTES TO INTERIM REPORT

NOTE 1 – NATURE OF OPERATIONS

Integrated Distribution Solutions, LLC (IDS) earns revenue predominately from the development, installation and sale of computer software and related training for the food service, grocery, and convenience store distribution industries. The Company’s software offerings utilize the latest software and hardware technologies from IBM. IDS solutions include Enterprise Systems, E-Business and B2B Commerce, Sales Force Automation available on laptop and palm devices, Advanced Warehousing and Productivity, Advanced Purchasing, Supply Chain Management, Business Intelligence, and Vendor Rebate Tracking. IDS serves its customers from offices in Omaha, Nebraska; Fort Washington, Pennsylvania; Ann Arbor, Michigan; Phoenix, Arizona; and Auburn, California. The Company extends unsecured credit to its customers throughout the United States.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES:

a.       These interim financial statements have been prepared in accordance with generally accepted  accounting principles in the United States for interim information.

b.       The significant accounting policies applied in the annual financial statements of the Company as of December 31, 2004 are applied consistently in these interim consolidated financial statements.

 NOTE 3 – UNAUDITED INTERIM FINANCIAL STATEMENTS:

The accompanying unaudited financial statements have been prepared in accordance with  generally accepted accounting principles for interim financial information. Accordingly, they do not include all the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the period of three months ended March 31, 2005 are not necessarily indicative of the results that may be expected for the year ended December 31, 2005.